Filed by MSB Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MSB Financial Corp.
File No. 001-33246

MSB FINANCIAL CORP. ANNOUNCES FILING
OF REGISTRATION STATEMENT

Millington, New Jersey, March 9, 2015 — MSB Financial Corp. (“MSB Financial-Federal”), (NASDAQ Global: MSBF), the holding company of Millington Savings Bank (the “Bank”), announced that MSB Financial Corp., a Maryland corporation and the proposed new holding company of the Bank (“MSB Financial - Maryland”), filed a registration statement on March 6, 2015, with the Securities and Exchange Commission in connection with the previously announced mutual-to-stock conversion of MSB Financial, MHC.

In connection with the conversion, MSB Financial - Maryland expects to offer for sale between 2,422,500 and 3,769,125 shares of its common stock at a purchase price of $10.00 per share. The shares to be offered for sale represent the 61.7% of the outstanding shares of common stock of MSB Financial- Federal currently owned by MSB Financial, MHC, as adjusted for the assets of MSB Financial, MHC and dividends it previously waived. In addition, at the conclusion of the conversion, the existing shares of common stock of MSB Financial - Federal held by the public stockholders will be exchanged for new shares of common stock of MSB Financial - Maryland at an exchange ratio estimated to be between 0.7317 and 1.1384.

The shares of MSB Financial - Maryland will be offered and sold in a subscription offering to the following persons in the following order of priority: (1) depositors of the Bank as of September 30, 2013; (2) the Bank’s employee stock ownership plan and 401(k) Plan; (3) depositors as of the end of the calendar quarter preceding the commencement of the offering; and (4) depositors of the Bank entitled to vote on the conversion proposal. Shares of common stock not purchased in the subscription offering may be offered for sale in a “community offering,” with a preference given first to natural persons (including trusts of natural persons) residing in Morris and Somerset Counties, New Jersey, and then to MSB Financial - Federal’s public stockholders. MSB Financial - Maryland also may offer shares not subscribed for in the subscription or community offerings in a syndicated offering.

After the completion of the conversion and offering, MSB Financial - Maryland will own all of the outstanding common stock of the Bank, and MSB Financial, MHC and MSB Financial - Federal will cease to exist. The shares of common stock of MSB Financial - Maryland are expected to trade on the NASDAQ Global Market under the same symbol “MSBF.” The conversion is subject to the approval of the Board of Governors of the Federal Reserve System and the affirmative vote of depositors of the Bank and stockholders of MSB Financial - Federal.  Assuming receipt of such approvals, the conversion is expected to be completed in the third quarter of 2015.

Keefe, Bruyette & Woods, Inc., A Stifel Company (“KBW”) is serving as financial advisor to MSB Financial - Federal and MSB Financial - Maryland in connection with the conversion. KBW will also assist MSB Financial - Maryland in selling the shares of common stock on a best efforts basis in the subscription and community offerings, and will act as sole book-running manager in a syndicated offering, if necessary. Jones Walker LLP is serving as legal counsel to MSB Financial - Federal and MSB Financial - Maryland. Kilpatrick Townsend & Stockton LLP is serving as legal counsel to KBW.

The Bank’s normal business operations will continue without interruption during the conversion and offering process. The transaction will not affect the existing terms and conditions of deposit accounts and loans with the Bank. Deposit accounts will continue to be insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law.

About MSB Financial Corp.

MSB Financial Corp. is the mid-tier holding company of Millington Savings Bank, a New Jersey chartered savings bank headquartered in Millington, New Jersey. The Bank is headquartered in Morris County and has four branch offices located in Somerset County, New Jersey.

This news release contains forward-looking statements within the meaning of the federal securities laws. Statements in this release that are not strictly historical are forward-looking and are based upon current expectations that may differ materially from actual results. These forward-looking statements, identified by words such as “will,” “expected,” “believe,” and “prospects,” involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statements made herein. These risks and uncertainties involve general economic trends and changes in interest rates, increased competition, changes in consumer demand for financial services, the possibility of unforeseen events affecting the industry generally, the uncertainties associated with newly developed or acquired operations, and market disruptions. MSB Financial, Inc. undertakes no obligation to release revisions to these forward-looking statements publicly to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy shares of common stock nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any government agency.

MSB Financial - Maryland has filed a registration statement on Form S-1 that contains the proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Stockholders of MSB Financial - Federal are urged to read the proxy statement/prospectus when it becomes available because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by MSB Financial - Federal and MSB Financial - Maryland free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by MSB Financial - Federal and MSB Financial - Maryland are available free of charge from the Corporate Secretary of MSB Financial - Federal at 1902 Long Hill Road, Millington, New Jersey 07946, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of MSB Financial - Federal are participants in the solicitation of proxies in favor of the conversion from the stockholders of MSB Financial - Federal. Information about the directors and executive officers of MSB Financial - Federal is included in the definitive proxy statement filed with the Securities and Exchange Commission on October 17, 2014.